NSON
REEK
RESOURCES LTD.

SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-0464
FAX: (403) 266-2606
www.manson.ca MCK:TSX VENTURE

07023159

SUPPL

FILE No.
82-3874

SEC MAIL PROCESSING
RECEIVED
APR 2 7 2007
WASH. D.C. 185 SECTION

April 19, 2007

United States Securities
& Exchange Commission
Washington, DC
20549
USA

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3874
News Release Dated April 19, 2007

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

MANSON CREEK RESOURCES LTD.

PROCESSED
MAY 0 4 2007
THOMSON
FINANCIAL

for D. MacAulay
BARBARA O'NEILL

5/3

MANSON CREEK RESOURCES LTD.

FILE No. 82-3874

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

NEWS RELEASE **APRIL 19, 2007**

News Release: 07-05 Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Diamond Drilling Underway On CR Copper – Molybdenum Project

Manson Creek Resources Ltd. ('Manson Creek') is pleased to announce that diamond drilling is underway on its CR copper – molybdenum project, located near Houston, British Columbia.

The 2007 drill program is comprised of 2,000 meters (m) of NQ core drilling that will test the mineralized porphyry to extend it along strike and to depth. The CR porphyry is oriented east – west with a currently defined strike length of 975 m and widths of 100 – 180 m, it is open along strike and depth.

The program is anticipated to take three to four weeks to complete. Samples will be shipped to the EcoTech Laboratory for assay analysis. Each drill hole, once sampling is complete, will be sent to the lab. Assay results will be available 4 – 6 weeks after the samples are received by the lab.

The CR copper – molybdenum project is located 17 kilometers south of Houston, British Columbia along an all weather forestry service road which also provides access to the Huckleberry copper – molybdenum mine located 80 kilometers to the south. The Huckleberry mine is currently operating with reserves of 12,250,000 tonnes of 0.526% copper and 0.015% molybdenum (Imperial Metals AIF, March 2006).

Work to date by Manson Creek includes the initial drilling in 2005 and follow up ground geophysical surveys, Induced Polarization (IP), in 2006. The 1,580 m drill program in 2005 successfully expanded the known porphyry by over 250 m with the discovery of the West Zone. The last two holes of the program ended in mineralized porphyry hosting molybdenum rich stockworks. The zones of molybdenum rich stockworks include; 3.9 m of 0.086% molybdenum, 0.15% copper and 0.90 g/t silver and 14.1 m of 0.052% molybdenum, 0.17% copper and 0.96 g/t silver. A number of significant copper rich intervals were encountered including 63.58 m of 0.51% copper, 0.016% molybdenum, and 2.49 g/t silver.

The Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release was the President of the Company, Regan Chernish, P.Geol.

"Regan Chernish"

Regan Chernish, P. Geo.
President and Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

FILE No.
82-3874

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

NEWS RELEASE

APRIL 19, 2007

News Release: 07-05

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Diamond Drilling Underway On CR Copper – Molybdenum Project

Manson Creek Resources Ltd. ('Manson Creek') is pleased to announce that diamond drilling is underway on its CR copper – molybdenum project, located near Houston, British Columbia.

The 2007 drill program is comprised of 2,000 meters (m) of NQ core drilling that will test the mineralized porphyry to extend it along strike and to depth. The CR porphyry is oriented east – west with a currently defined strike length of 975 m and widths of 100 – 180 m, it is open along strike and depth.

The program is anticipated to take three to four weeks to complete. Samples will be shipped to the EcoTech Laboratory for assay analysis. Each drill hole, once sampling is complete, will be sent to the lab. Assay results will be available 4 – 6 weeks after the samples are received by the lab.

The CR copper – molybdenum project is located 17 kilometers south of Houston, British Columbia along an all weather forestry service road which also provides access to the Huckleberry copper – molybdenum mine located 80 kilometers to the south. The Huckleberry mine is currently operating with reserves of 12,250,000 tonnes of 0.526% copper and 0.015% molybdenum (Imperial Metals AIF, March 2006).

Work to date by Manson Creek includes the initial drilling in 2005 and follow up ground geophysical surveys, Induced Polarization (IP), in 2006. The 1,580 m drill program in 2005 successfully expanded the known porphyry by over 250 m with the discovery of the West Zone. The last two holes of the program ended in mineralized porphyry hosting molybdenum rich stockworks. The zones of molybdenum rich stockworks include; 3.9 m of 0.086% molybdenum, 0.15% copper and 0.90 g/t silver and 14.1 m of 0.052% molybdenum, 0.17% copper and 0.96 g/t silver. A number of significant copper rich intervals were encountered including 63.58 m of 0.51% copper, 0.016% molybdenum, and 2.49 g/t silver.

The Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release was the President of the Company, Regan Chernish, P.Geol.

"Regan Chernish"

Regan Chernish, P. Geo.
President and Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Manson Creek Resources Ltd. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

FILE No.
82-3874

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

NEWS RELEASE **APRIL 19, 2007**

News Release: 07-05 Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Diamond Drilling Underway On CR Copper – Molybdenum Project

Manson Creek Resources Ltd. ('Manson Creek') is pleased to announce that diamond drilling is underway on its CR copper – molybdenum project, located near Houston, British Columbia.

The 2007 drill program is comprised of 2,000 meters (m) of NQ core drilling that will test the mineralized porphyry to extend it along strike and to depth. The CR porphyry is oriented east – west with a currently defined strike length of 975 m and widths of 100 – 180 m, it is open along strike and depth.

The program is anticipated to take three to four weeks to complete. Samples will be shipped to the EcoTech Laboratory for assay analysis. Each drill hole, once sampling is complete, will be sent to the lab. Assay results will be available 4 – 6 weeks after the samples are received by the lab.

The CR copper – molybdenum project is located 17 kilometers south of Houston, British Columbia along an all weather forestry service road which also provides access to the Huckleberry copper – molybdenum mine located 80 kilometers to the south. The Huckleberry mine is currently operating with reserves of 12,250,000 tonnes of 0.526% copper and 0.015% molybdenum (Imperial Metals AIF, March 2006).

Work to date by Manson Creek includes the initial drilling in 2005 and follow up ground geophysical surveys, Induced Polarization (IP), in 2006. The 1,580 m drill program in 2005 successfully expanded the known porphyry by over 250 m with the discovery of the West Zone. The last two holes of the program ended in mineralized porphyry hosting molybdenum rich stockworks. The zones of molybdenum rich stockworks include; 3.9 m of 0.086% molybdenum, 0.15% copper and 0.90 g/t silver and 14.1 m of 0.052% molybdenum, 0.17% copper and 0.96 g/t silver. A number of significant copper rich intervals were encountered including 63.58 m of 0.51% copper, 0.016% molybdenum, and 2.49 g/t silver.

The Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release was the President of the Company, Regan Chernish, P.Geol.

"Regan Chernish"

Regan Chernish, P. Geo.
President and Director

END